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                               January 17, 2024

       Andrej Jonovic
       Chief Executive Officer
       XBP Europe Holdings, Inc.
       2701 East Grauwyler Road
       Irving, TX 75061

                                                        Re: XBP Europe
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 22,
2023
                                                            File No. 333-276213

       Dear Andrej Jonovic:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. Revise your prospectus to disclose the price that each Selling Securityholder paid for the securities being
registered for resale. Highlight any differences in the current trading price, the prices that
the Sponsor, private placement investors or other Selling
                                                        Securityholders
acquired their shares and warrants, and the price that the public securityholders
acquired their shares and warrants. Disclose that while the Sponsor, private placement
investors or other Selling Securityholders may experience a positive rate of return based on
the current trading price, the public securityholders may not experience a similar
rate of return on the securities they purchased due to differences in the purchase prices and
the current trading price. Please also disclose the potential profit the Selling
Securityholders will earn based on the current trading price. Lastly, please include appropriate
risk factor disclosure, accordingly. We note the first two risk factors under the section
titled "Risk Related to the Company" beginning on page 12.
 Andrej Jonovic
FirstName  LastNameAndrej
XBP Europe   Holdings, Inc. Jonovic
Comapany
January 17,NameXBP
            2024      Europe Holdings, Inc.
January
Page 2 17, 2024 Page 2
FirstName LastName
2. Disclose the exercise prices of the Forward Purchase Warrants, Private Placement
         Warrants and Public Warrants, respectively, compared to the market price of the underlying securities. If any of each of these warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
3. We also note that a significant portion of the shares being registered for resale were purchased by the Selling Securityholders for prices considerably below the current market price of the Common Stock. Highlight here the significant negative impact sales of shares on this registration statement could have on the public trading price of the Common Stock.
         Additionally, we note that the shares being registered for resale will constitute a considerable percentage of your public float. Please revise your disclosure here, in your
         Risk Factors section and elsewhere as appropriate to disclose the amount of resale shares being registered as a percentage of your public float. We note your risk factor titled
         "Substantial future sales of shares of Common Stock could cause the market price of shares of Common Stock to decline" on page 12 as well as your risk factor beginning
         "The Company has a limited public float, which adversely affects trading volume a liquidity..." on page 28.
4. We note that certain shares being registered for resale were purchased by the Selling
         Securityholders for prices considerably below the current market price of the Common
         Stock. Expand your discussion in MD&A to highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the
         Common Stock. Your discussion should highlight the fact that Excela Technologies, Inc.
         and CFAC Holdings VIII, LLC, as beneficial holders of 72.3% and 22.9%, respectively, of your outstanding shares will be able to sell a significant amount of shares for so long as the registration statement of which this prospectus forms a part is available for use. We note your risk factor beginning "Substantial future sales of share of Common Stock could cause the market price of shares..." on page 12.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Andrej Jonovic
XBP Europe Holdings, Inc.
January 17, 2024
Page 3

       Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any questions.



                                                       Sincerely,
FirstName LastNameAndrej Jonovic
                                                       Division of Corporation
Finance
Comapany NameXBP Europe Holdings, Inc.
                                                       Office of Trade &
Services
January 17, 2024 Page 3
cc:       Andrew Rodman
FirstName LastName